UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

26 July, 2018

Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This report on Form 6-K is being filed for the purposes of incorporation by reference in the Registration Statements on Form F-3 (File No. 333-221130) and Form S-8 (File No. 333-168426). This report shall be deemed filed and incorporated by reference in such Registration Statements and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This document includes portions from the previously published results announcement of Equinor ASA as of, and for the six months ended 30 June 2018, as revised to comply with the requirements of Item 10(e) of Regulation S-K regarding non-GAAP financial information promulgated by the U.S. Securities and Exchange Commission. This document does not update or otherwise supplement the information contained in the previously published results announcement.

Equinor second quarter 2018 and first half results

Equinor, in its first financial report since the change of name to Equinor, reports net operating income of USD 3.8 billion and net income of USD 1.2 billion.

The second quarter was characterised by:

•        Solid results and cash flow from operations

•        Record high international production

•        Value enhancing transactions and high project activity

“We capture value from higher prices and deliver solid results and cash flow from operations. This quarter we deliver very strong results from our international operations, while new fields, increased maintenance and some quarter specific items contribute to somewhat higher costs at the NCS. This underlines the importance of continued cost focus across the organisation. We are on track to deliver on our guiding to the capital market,” says Eldar Sætre, President and CEO of Equinor ASA.

“We continue to build on our industrial strengths and develop our portfolio. In the quarter we have closed the Roncador and Carcara transactions in Brazil and the North Platte transaction in the US, and we have secured new and attractive exploration acreage in Brazil, the UK and Norway. We have started field installation at Johan Sverdrup and have high project activity with several projects in execution. In July, we delivered the development plan for the Troll Phase 3 project for approval,” says Sætre.

Net operating income was USD 3.8 billion in the second quarter compared to USD 3.2 billion in the same period of 2017. Higher prices for both liquids and gas, coupled with high production, contributed to the increase. Due to increased maintenance and some quarter and field specific items, underlying operating costs and administrative expenses per barrel are slightly up compared to same quarter last year, adjusted for new fields in production.  In the quarter, Equinor had a net impairment reversal of USD 0.3 billion and a negative effect from changes in the unrealised fair value of derivatives of USD 0.5 billion. Net income was USD 1.2 billion, down from USD 1.4 billion in the second quarter of 2017, which included a reversal of a provision in Angola of USD 0.7 billion.

Equinor delivered equity production of 2,028 mboe per day in the second quarter, an increase from 1,996 mboe per day in the same period in 2017. The increase was primarily due to higher production in the US. The production growth [7] was 2% compared to the second quarter of 2017.

As of second quarter 2018, Equinor had completed 10 exploration wells with four commercial discoveries. Exploration expenses in the quarter were USD 475 million, up from USD 312 million in the same quarter of 2017, mainly due to higher impairment of assets and higher drilling activity.

Cash flows provided by operating activities before taxes paid and changes in working capital amounted to USD 13.2 billion for the first half of 2018 compared to USD 10.5 billion same period 2017.

The board of directors has decided to maintain a dividend of USD 0.23 per share for the second quarter.

The twelve-month average Serious Incident Frequency (SIF) was 0.5 for the twelve months ended 30 June 2018, compared to 0.7 in the same period a year ago.

Quarters			Change		First half
Q2 2018	Q1 2018	Q2 2017	Q2 on Q2	(in USD million, unless stated otherwise)	2018	2017	Change

3,835	4,960	3,244	18%	Net operating income (USD million)	8,795	7,494	17%
1,220	1,285	1,436	(15%)	Net income (USD million)	2,506	2,500	0%
2,028	2,180	1,996	2%	Total equity liquids and gas production (mboe per day) [4]	2,104	2,071	2%
65.8	60.2	44.5	48%	Group average liquids price (USD/bbl) [1]	63.0	46.7	35%

GROUP REVIEW

Second quarter 2018

Total equity liquids and gas production [4] was 2,028 mboe per day in the second quarter of 2018, up 2% compared to 1,996 mboe per day in the second quarter of 2017 mainly due to start-up of new fields and additional wells coming on stream, especially in the US onshore business. Expected natural decline partially offset the increase.

Total entitlement liquids and gas production [3] was slightly up 1% to 1,851 mboe per day in the second quarter of 2018 compared to 1,836 mboe per day in the second quarter of 2017. Increased production as described above, was partially offset by negative effects from production sharing agreements (PSA) [4] and US royalties [4] due to higher prices in the second quarter of 2018. The effects from PSA and US royalties were 178 mboe per day in total in the second quarter of 2018 compared to 160 mboe per day in the second quarter of 2017.

Quarters			Change	Condensed income statement under IFRS	First half
Q2 2018	Q1 2018	Q2 2017	Q2 on Q2	(unaudited, in USD million)	2018	2017	Change

18,135	19,884	14,935	21%	Total revenues and other income	38,019	30,463	25%

(9,415)	(9,794)	(6,857)	37%	Purchases [net of inventory variation]	(19,209)	(13,323)	44%
(2,579)	(2,514)	(2,210)	17%	Operating and administrative expenses	(5,093)	(4,852)	5%
(1,830)	(2,368)	(2,312)	(21%)	Depreciation, amortisation and net impairment losses	(4,198)	(4,255)	(1%)
(475)	(249)	(312)	52%	Exploration expenses	(724)	(539)	34%

3,835	4,960	3,244	18%	Net operating income	8,795	7,494	17%

(317)	(420)	44	N/A	Net financial items	(737)	(162)	>(100%)

3,518	4,540	3,288	7%	Income before tax	8,059	7,332	10%

(2,298)	(3,255)	(1,852)	24%	Income tax	(5,553)	(4,832)	15%

1,220	1,285	1,436	(15%)	Net income	2,506	2,500	0%

Net operating income was USD 3,835 million in the second quarter of 2018, compared to USD 3,244 million in the second quarter of 2017. The 18% increase was primarily due to higher liquids and gas prices, increased gas volumes, and a net reversal of impairments compared to a net impairment charge in the same period in 2017. The increase was partially offset by reduced value of derivatives and increased operating and administrative expenses. In addition, the second quarter of 2017 results were positively impacted by a reversal of provisions of USD 754 million related to our operations in Angola

In the second quarter of 2018, net operating income was negatively affected by changes in unrealised fair value of derivatives and inventory hedge contracts of USD 553 million and positively affected by net reversal of impairments of USD 273 million. In the second quarter of 2017, net operating income was positively impacted by increased revenues due to the reversal of provisions of USD 754 million in Angola, and by changes in fair value of derivatives and inventory hedge contracts of USD 198 million.

Operating and administrative expenses were USD 2,579 million in the second quarter of 2018, an increase of USD 369 million compared to the second quarter of 2017. The increase was mainly driven by higher activity from start-up of new fields and additional wells coming on stream in the US onshore business, higher maintenance activity and increased transportation costs because of higher gas volumes. The NOK/USD exchange rate development and increased royalty expenses due to higher prices, added to the cost increase.

Depreciation, amortisation and net impairment losses  were USD 1,830 million in the second quarter of 2018, compared to USD 2,312 million in the second quarter of 2017. The 21% decrease was mainly related to a net reversal of impairments of USD 515 million and higher reserves estimates. The reduction was partially offset by higher depreciation costs due to increased production from new fields on stream and the development in the NOK/USD exchange rate.

Exploration expenses were USD 475 million in the second quarter of 2018, an increase of USD 163 million compared to the second quarter of 2017, mainly due to higher impairment of assets and higher drilling costs. The increase was partially offset by lower seismic activity and a higher capitalisation rate.

For more information about net impairment reversals, see note 2 Segments to the Condensed interim financial statements.

Net financial items amounted to a loss of USD 317 million in the second quarter of 2018, compared to a gain of USD 44 million in the the second quarter of 2017. The negative change of USD 361 million is mainly related to the reversal of a provision in Angola of USD 319 million in the second quarter of 2017, and increased net foreign exchange losses mainly due to the USD strengthening towards NOK and EUR.

Income taxes were USD 2,298 million in the second quarter of 2018. The effective tax rate was 65.3% In the second quarter of 2017, income taxes were USD 1,852 million and the effective tax rate was 56.3%

Please see note 5  Income tax to the Condensed interim financial statements for information related to income taxes.

Net income in the second  quarter of 2018 was USD 1,220 million, down from USD 1,436 million in the second  quarter of 2017. The decrease was mainly due to higher income taxes and the decrease in net financial items, partially offset by the increase in net operating income as discussed above.

Total cash flows decreased by USD 14 million compared to the second quarter of 2017.

Cash flows provided by operating activities decreased by USD 1,050 million compared to the second quarter of 2017. The decrease was mainly due to a change in working capital, increased tax payments and a reduction in derivative effects, partially offset by increased liquids and gas prices.

Cash flows used in investing activities decreased by USD 1,931 million compared to the second quarter of 2017. The decrease was mainly due to reduced financial investments and increased proceeds from sale of assets, partially offset by additions through business combinations.

Cash flows used in financing activities increased by USD 894 million compared to the second quarter of 2017. The increase was mainly due to repayment of loans.

First half 2018

Net operating income was USD 8,795 million in the first half of 2018 compared to USD 7,494 million in the first half of 2017. The 17% increase was primarily driven by higher liquids and gas prices and increased gas volumes in the first half of 2018 compared to the same period of 2017. Reduced value of derivatives, lower volumes of liquids sold and a reversal of a provision that positively affected revenues in the first half of 2017, partially offset the increase.

In addition to the positive effect from net impairment reversals of USD 264 million and an implementation effect of USD 287 million related to a change in accounting policy for lifting imbalances, net operating income was negatively impacted by changes in unrealised fair value of derivatives and inventory hedge contracts of USD 367 million in the first half of 2018.

In the first half of 2017, net operating income was positively impacted by changes in unrealised fair value of derivatives and inventory hedge contracts of USD 1,029 million, a reversal of the provision related to our Angola operations of USD 754 million and net reversal of impairments of USD 321 million. Losses from sale of assets of USD 388 million negatively impacted net operating income in the first half of 2017.

Operating and administrative expenses were USD 5,093 million in the first half of 2018, an increase of USD 241 million compared to the first half of 2017. The increase was mainly driven by higher activity from start-up and ramp-up on various fields, higher maintenance activity and increased transportation costs. The NOK/USD exchange rate development and higher royalty expenses due to higher prices, added to the increase, partially offset by losses on sale of assets of USD 388 million in the first half of 2017.

Depreciation, amortisation and net impairment losses were USD 4,198 million in the first half of 2018, a 1% decrease of USD 57 million compared to the first half of 2017, mainly due to higher proved reserves estimates on several fields and increased reversal of impairments. Start-up and ramp-up of new fields, changed depreciation basis for one of the fields on the NCS and the NOK/USD exchange rate development had an offsetting effect.

Exploration expenses increased by USD 185 million to USD 724 million in the first half of 2018, primarily due to higher drilling cost because of increased impairment of exploration assets and more expensive wells being drilled compared to the first half of 2017. The increase was partially offset by a higher capitalisation rate and a reduction in seismic expenditures.

Net financial items amounted to a loss of USD 737 million in the first half of 2018, compared to a loss of USD 162 million in the first half of 2017. The negative change of USD 575 million is mainly due to the reversal of the provision related to our operations in Angola in the second quarter of 2017, and increased net foreign exchange losses mainly due to the USD strengthening towards NOK and EUR.

Income taxes were USD 5,553 million in first half of 2018, and the effective tax rate was 68.9%. Income taxes in the first half of 2017 were USD 4,832 million, and the effective tax rate was 65,9%. Please see note 5 Income tax to the Condensed interim financial statements for information related to income taxes

Net income in first half of 2018 was USD 2,506 million compared to USD 2,500 million in the first half of 2017. The increase was mainly due to the increase in net operating income previously discussed, partially offset by the higher income taxes and the negative change in net financial items.

Total cash flows increased by USD 2,328 million compared to the first half of 2017.

Cash flows provided by operating activities increased by USD 308 million compared to the first half of 2017. The increase was mainly due to increased liquids and gas prices, partially offset by increased tax payments, a reduction in derivative effects and a change in working capital.

Cash flows used in investing activities  decreased by USD 4,054 million compared to the first half of 2017. The decrease was mainly due to reduced financial investments and increased proceeds from sale of assets, partially offset by additions through business combinations.

Cash flows used in financing activities increased by USD 2,034 million compared to the first half of 2017. The increase was mainly due to repayment of loans and dividend paid.

OUTLOOK

•        Equinor intends to continue to mature its large portfolio of exploration assets and estimates a total exploration activity level of around USD 1.5 billion for 2018, excluding signature bonuses

•        Equinor’s ambition is to keep the unit of production cost in the top quartile of its peer group

•        For the period 2017 – 2020, production growth [7] is expected to come from new projects resulting in around 3-4% CAGR (Compound Annual Growth Rate)

•        Production [7] for 2018 is estimated to be 1-2% above the 2017 level

•        Scheduled maintenance activity is estimated to reduce quarterly production by approximately 80 mboe per day in the third quarter of 2018. In total, maintenance is estimated to reduce equity production by around 35 mboe per day for the full year of 2018

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream, operational regularity, activity level in the US onshore, as well as uncertainty around the closing of the announced transactions represent the most significant risks related to the foregoing production guidance. For further information, see section Forward-Looking Statements.

EXPLORATION & PRODUCTION NORWAY

Second quarter 2018 review

Average daily production of liquids and gas reduced by 3% to 1,219 mboe per day in the second quarter of 2018, compared to
1,253 mboe per day in the second quarter of 2017. The reduction is due to expected natural decline, partially offset by positive contribution from new fields and new wells.

Net operating income  was USD 3,692 million in the second quarter of 2018 compared to USD 1,973 million in the second quarter of 2017. The increase was mainly due to increased liquids prices, increased gas transfer prices and net impairment reversals of USD 600 million.

Total revenues and other income increased in the second quarter of 2018 compared to the second quarter of 2017, primarily driven by the increase in liquids prices and gas prices and volume.

Operating and administrative expenses  increased due to higher maintenance costs mainly driven by new fields on stream and higher turnaround activity. The NOK/USD exchange rate development and higher transportation tariffs added to the increase.

Depreciation, amortisation and net impairment losses decreased mainly due to net impairment reversals in the second quarter of 2018. This was partially offset by new fields on stream and the NOK/USD exchange rate development.

Exploration expenses  decreased due to lower purchase of seismic.

Quarters			Change	Income statement under IFRS	First half
Q2 2018	Q1 2018	Q2 2017	Q2 on Q2	(in USD million)	2018	2017	Change

5,200	5,773	3,861	35%	Total revenues and other income	10,974	8,556	28%

(843)	(793)	(701)	20%	Operating and administrative expenses	(1,636)	(1,427)	15%
(606)	(1,296)	(1,090)	(44%)	Depreciation, amortisation and net impairment losses	(1,902)	(1,749)	9%
(61)	(99)	(97)	(38%)	Exploration expenses	(160)	(167)	(4%)

3,692	3,585	1,973	87%	Net operating income	7,277	5,214	40%

First half 2018

Net operating income for Exploration & Production Norway was USD 7,277 million in the first half of 2018 compared to USD 5,214 million in the first half of 2017. The increase was primarily driven by higher liquids prices and gas transfer price, partially offset by reduced volume.

In the first half of 2018 net operating income was positively impacted by net impairment reversals of USD 596 million and the implementation effect of USD 216 million from a change of accounting policy for lifting imbalances.  In the first half of 2017 net impairments reversal of USD 433 million positively impacted net operating income.

Total revenues and other income increased in the first half of 2018 compared to the first half of 2017, primarily driven by the increase in liquids prices and gas prices and volume.

Operating and administrative expenses  increased mainly due to the NOK/USD exchange rate development, transportation tariffs and new fields on stream.

Depreciation, amortisation and net impairment losses increased mainly due to new fields coming on stream, the NOK/USD exchange rate development and a change in the depreciation basis for one of the fields.

Exploration expenses  decreased due to lower purchase of seismic, partially offset by higher expensed well cost.

EXPLORATION & PRODUCTION INTERNATIONAL

Second quarter 2018 review

Average equity production of liquids and gas increased by 9% to 809 mboe per day in the second quarter of 2018 compared to
743 mboe per day in the second quarter of 2017. The increase was primarily driven by new wells in the US onshore and new fields in offshore North America and Brazil. This was partially offset by expected natural decline, and reclassification of our interest in the heavy oil company Petrocedeño to a financial investment in 2017.

Average daily entitlement production of liquids and gas  increased by 8% to 631 mboe per day in the second quarter of 2018 compared to 583 mboe per day in the second quarter of 2017. Increased equity production as described above was partially offset by negative effects of production sharing agreements (PSA) [4] and US royalties [4] primarily due to higher prices in the second quarter of 2018. The effects from PSA and US royalties were 178 mboe per day in the second quarter of 2018 compared to 160 mboe per day in the second quarter of 2017.

Net operating income for Exploration & Production International (E&P International) was USD 561 million in the second quarter of 2018 compared to USD 764 million in the second quarter of 2017. The decrease was primarily caused by net impairments in the second quarter of 2018. In addition, the second quarter of 2017 results were positively impacted by a reversal of provisions of USD 754 million related to our operations in Angola. Higher operating and administrative expenses and exploration expenses in the second quarter of 2018 added to the decrease. This was partially offset by increased revenue due to higher realised liquids and gas prices and lower depreciation.

In the second quarter of 2018, net operating income was negatively impacted by net impairments of USD 481 million, mainly related to impairments of North American unconventional assets of USD 762 million, partially offset by impairment reversals. In the second quarter of 2017 net operating income was negatively impacted by net impairments of USD 88 million.

Operating and administrative expenses increased, due to higher operation and maintenance costs, transportation, and royalty expenses driven by volume growth and higher prices. Expenses related to new fields also contributed to the increase.

Depreciation, amortisation and net impairment losses increased in the second quarter of 2018 mainly due to net impairments, and higher depreciation due to increased production, partially offset by the effects of higher reserves estimates.

Exploration expenses increased mainly due to net impairments of acquisition costs, more expensive wells and slightly higher seismic activity this quarter, partially offset by lower field development cost.

Quarters			Change	Income statement under IFRS	First half
Q2 2018	Q1 2018	Q2 2017	Q2 on Q2	(in USD million)	2018	2017	Change

2,947	2,523	2,744	7%	Total revenues and other income	5,471	4,911	11%

2	(5)	(1)	N/A	Purchases [net of inventory variation]	(3)	(5)	(31%)
(703)	(700)	(638)	10%	Operating and administrative expenses	(1,402)	(1,620)	(13%)
(1,272)	(962)	(1,126)	13%	Depreciation, amortisation and net impairment losses	(2,234)	(2,310)	(3%)
(414)	(149)	(215)	93%	Exploration expenses	(564)	(372)	51%

561	706	764	(27%)	Net operating income	1,267	604	>100%

First half 2018

Net operating income for E&P International was USD 1,267 million in the first half of 2018 compared to USD 604 million in the first half of 2017. The increase was driven by higher liquids and gas prices and lower depreciation. This was partially offset by a reversal of provisions of USD 754 million in the first half of 2017 related to our operations in Angola. In addition, losses from the sale of assets impacted net operating income negatively in the first half of 2017. Higher net impairments, operating and administrative expenses, and exploration expenses further contributed to offset the increase.

In the first half of 2018, net operating income was negatively impacted by net impairments of USD 488 million, mainly related to impairments of North American unconventional assets, partially offset by impairment reversals. In the first half of 2017, net operating income was negatively impacted by losses on sale of assets of USD 388 million and net impairments of USD 113 million.

Total revenues and other income increased mainly due to higher realised liquids and gas prices, partially offset by a reversal of provisions of USD 754 million in the first half of 2017 related to our operations in Angola.

Operating and administrative expenses  decreased mainly due to losses from sale of assets in the first half of 2017, partially offset by higher operation and maintenance cost, royalty expenses and negative change effects from future asset retirement costs in 2017.

Depreciation, amortisation and net impairment losses decreased mainly due to lower depreciation driven by higher reserves estimates. This was partially offset by net impairments and the effect of increased production.

Exploration expenses  increased mainly due to net impairments of acquisition costs and more expensive wells being drilled this year.

MARKETING, MIDSTREAM & PROCESSING

Second quarter 2018 review

Natural gas sales volumes amounted to 13.4 billion standard cubic meters (bcm) in the second quarter of 2018. An increase of 0.1 bcm compared to second quarter of 2017. Of the total gas sales in second quarter of 2018, entitlement gas was 12.4 bcm, slightly up from second quarter of 2017.

Average invoiced European natural gas sales price [8] increased by 28% in the second quarter of 2018 compared to the second quarter of 2017 mainly due to higher crude prices and tight supply due to offshore and infrastructure maintenance.  Average invoiced North American piped gas sales price [8] decreased by 12% in the same period mainly due to a decrease in the Henry Hub price.

Net operating income was negative USD 179 million in the second quarter of 2018 compared to positive USD 443 million in the second quarter of 2017. The decrease was mainly related to unrealised derivatives loss and periodisation of inventory hedging effect totalling a negative effect of USD 607 million in second quarter of 2018, compared to a gain of USD 205 million in second quarter of 2017. An impairment reversal related to a refinery asset in second quarter of 2018 of USD 155 million partially offset the decrease.

Purchases [net of inventory variation] increased due to higher prices for both liquids globally and gas from the NCS.

Operating and administrative expenses increased compared to second quarter of 2017, mainly due to onerous contract provision in second quarter of 2018 in addition to increased transportation and processing cost in the US due to higher equity production and higher operational and maintenance cost. A new asset compared to second quarter 2017 added to the decrease.

Depreciation, amortisation and net impairment charges decreased due to an impairment reversal related to a refinery asset in the second quarter of 2018.

Quarters			Change	Income statement under IFRS	First half
Q2 2018	Q1 2018	Q2 2017	Q2 on Q2	(in USD million)	2018	2017	Change

17,586	19,170	13,801	27%	Total revenues and other income	36,756	28,863	27%

(16,685)	(17,365)	(12,371)	35%	Purchases [net of inventory variation] [6]	(34,050)	(25,117)	36%
(1,144)	(1,042)	(918)	25%	Operating and administrative expenses	(2,186)	(1,880)	16%
65	(91)	(70)	N/A	Depreciation, amortisation and net impairment losses	(26)	(143)	(82%)

(179)	673	443	N/A	Net operating income	494	1,722	(71%)

First half 2018

Net operating income for MMP was USD 494 million in the first half of 2018 compared to USD 1,722 million in the first half of 2017. The decrease was mainly due to unrealised derivatives loss and periodisation of inventory hedging effect in the first half of 2018 totalling negative USD 423 million, compared to positive USD 993 million in the first half of 2017. Operational storage effects in the first half of 2018 of positive USD 102 million compared to a negative USD 90 million in first half of 2017 partially offset the decrease.

Total revenues and other income increased primarily driven by the increased prices for liquids products and for gas from the NCS. Negative impacts from changes in fair value of derivates partially offset the increase. Total revenues in the first half of 2017 was positively impacted by changes in fair value of derivatives.

Purchases [net of inventory variation] increased primarily due to higher prices for liquids products and for gas from the NCS.

Operating and administrative expenses  increased mainly due to onerous contract provision, development in the NOK/USD exchange rate and increased transportation and processing cost on US equity gas production in the first half of 2018.

Depreciation, amortisation and net impairment losses decreased mainly due to reversal of impairment related to a refinery asset in the first half of 2018 partially offset by the depreciation of a new asset

CONDENSED INTERIM FINANCIAL STATEMENTS

Second quarter 2018

CONSOLIDATED STATEMENT OF INCOME

Quarters				First half		Full year
Q2 2018	Q1 2018	Q2 2017	(unaudited, in USD million)	2018	2017	2017

18,069	19,776	14,862	Revenues	37,845	30,331	60,971
13	101	66	Net income/(loss) from equity accounted investments	114	123	188
54	7	7	Other income	61	9	27

18,135	19,884	14,935	Total revenues and other income	38,019	30,463	61,187

(9,415)	(9,794)	(6,857)	Purchases [net of inventory variation]	(19,209)	(13,323)	(28,212)
(2,397)	(2,316)	(2,046)	Operating expenses	(4,712)	(4,465)	(8,763)
(182)	(198)	(163)	Selling, general and administrative expenses	(380)	(387)	(738)
(1,830)	(2,368)	(2,312)	Depreciation, amortisation and net impairment losses	(4,198)	(4,255)	(8,644)
(475)	(249)	(312)	Exploration expenses	(724)	(539)	(1,059)

3,835	4,960	3,244	Net operating income/(loss)	8,795	7,494	13,771

(317)	(420)	44	Net financial items	(737)	(162)	(351)

3,518	4,540	3,288	Income/(loss) before tax	8,059	7,332	13,420

(2,298)	(3,255)	(1,852)	Income tax	(5,553)	(4,832)	(8,822)

1,220	1,285	1,436	Net income/(loss)	2,506	2,500	4,598

1,219	1,285	1,433	Attributable to equity holders of the company	2,504	2,495	4,590
1	0	3	Attributable to non-controlling interests	2	5	8

0.37	0.39	0.44	Basic earnings per share (in USD)	0.75	0.77	1.40
0.37	0.39	0.44	Diluted earnings per share (in USD)	0.75	0.77	1.40
3,330	3,316	3,238	Weighted average number of ordinary shares outstanding (in millions)	3,323	3,237	3,268

See note 9 Changes in accounting policies.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters				First half		Full year
Q2 2018	Q1 2018	Q2 2017	(unaudited, in USD million)	2018	2017	2017

1,220	1,285	1,436	Net income/(loss)	2,506	2,500	4,598

194	(225)	(38)	Actuarial gains/(losses) on defined benefit pension plans	(32)	39	172
(48)	57	11	Income tax effect on income and expenses recognised in OCI1)	9	(8)	(38)
146	(168)	(27)	Items that will not be reclassified to the Consolidated statement of income	(22)	31	134

(1,396)	1,220	667	Currency translation adjustments	(176)	1,104	1,710
0	64	(39)	Net gains/(losses) from available for sale financial assets	64	(48)	(64)
(1)	(5)	(9)	Share of OCI from equity accounted investments	(6)	(9)	(40)
(1,398)	1,278	619	Items that may be subsequently reclassified to the Consolidated statement of income	(119)	1,047	1,607

(1,252)	1,110	592	Other comprehensive income/(loss)	(142)	1,077	1,741

(31)	2,396	2,028	Total comprehensive income/(loss)	2,364	3,577	6,339

(33)	2,395	2,025	Attributable to the equity holders of the company	2,362	3,573	6,331
1	0	3	Attributable to non-controlling interests	2	5	8

1) OCI = Other comprehensive income

CONSOLIDATED BALANCE SHEET

	At 30 June	At 31 March	At 31 December	At 30 June
(unaudited, in USD million)	2018	2018	2017	2017

ASSETS
Property, plant and equipment	67,498	66,052	63,637	61,616
Intangible assets	9,798	9,379	8,621	9,271
Equity accounted investments	2,670	2,640	2,551	2,230
Deferred tax assets	2,655	2,428	2,441	2,245
Pension assets	1,177	1,246	1,306	921
Derivative financial instruments	1,112	1,511	1,603	1,829
Financial investments	2,679	2,959	2,841	2,768
Prepayments and financial receivables	1,328	968	912	890

Total non-current assets	88,918	87,183	83,911	81,769

Inventories	3,426	2,832	3,398	2,882
Trade and other receivables	9,566	8,937	9,425	6,991
Derivative financial instruments	366	175	159	271
Financial investments	6,024	6,006	8,448	13,500
Cash and cash equivalents	6,078	8,932	4,390	5,083

Total current assets	25,460	26,881	25,820	28,727

Assets classified as held for sale	0	1,385	1,369	0

Total assets	114,378	115,449	111,100	110,496

EQUITY AND LIABILITIES
Shareholders' equity	41,019	42,590	39,861	37,882
Non-controlling interests	25	26	24	29

Total equity	41,043	42,616	39,885	37,911

Finance debt	23,852	24,607	24,183	26,669
Deferred tax liabilities	8,393	8,579	7,654	7,619
Pension liabilities	3,984	4,137	3,904	3,526
Provisions	16,500	15,456	15,557	14,295
Derivative financial instruments	1,023	757	900	1,114

Total non-current liabilities	53,752	53,536	52,198	53,224

Trade, other payables and provisions	9,883	9,814	9,736	8,442
Current tax payable	5,519	5,881	4,057	4,253
Finance debt	2,611	3,224	4,091	5,508
Dividends payable	766	(0)	729	721
Derivative financial instruments	805	378	403	436

Total current liabilities	19,583	19,297	19,016	19,361

Total liabilities	73,335	72,833	71,213	72,585

Total equity and liabilities	114,378	115,449	111,100	110,496

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Available for sale financial assets	OCI from equity accounted investments	Shareholders' equity	Non-controlling interests	Total equity

At 31 December 2016	1,156	6,607	32,573	(5,264)	(0)	0	35,072	27	35,099
Net income/(loss)			2,495				2,495	5	2,500
Other comprehensive income/(loss)			31	1,104	(48)	(9)	1,077		1,077
Total comprehensive income/(loss)									3,577
Dividends	12	666	(1,438)				(761)		(761)
Other equity transactions		(3)	(0)				(3)	(2)	(5)

At 30 June 2017	1,168	7,270	33,661	(4,160)	(48)	(9)	37,881	29	37,910

At 31 December 2017	1,180	7,933	34,406	(3,554)	(64)	(40)	39,861	24	39,885
Net income/(loss)			2,504				2,504	2	2,506
Other comprehensive income/(loss)			(22)	(176)	64 2)	(6)	(142)		(142)
Total comprehensive income/(loss)									2,364
Dividends1)	5	333	(1,532)				(1,194)		(1,194)
Other equity transactions		(10)	(0)				(10)	(2)	(12)

At 30 June 2018	1,185	8,256	35,355	(3,731)	(0)	(46)	41,019	25	41,043

1)     For more information, see note 7 Dividends.

2)     For more information, see note 9 Changes in accounting policies.

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters				First half		Full year
Q2 2018	Q1 2018	Q2 2017		2018	2017	2017
		(restated*)	(unaudited, in USD million)		(restated*)	(restated*)

3,518	4,540	3,288	Income/(loss) before tax	8,059	7,332	13,420

1,830	2,368	2,312	Depreciation, amortisation and net impairment losses	4,198	4,255	8,644
252	28	94	Exploration expenditures written off	280	132	(8)
138	19	22	(Gains) losses on foreign currency transactions and balances	157	(65)	(127)
1	(3)	13	(Gains) losses on sales of assets and businesses	(2)	396	395
(112)	(117)	(917)	(Increase) decrease in other items related to operating activities2)	(229)	(1,054)	(884)
518	389	(49)	(Increase) decrease in net derivative financial instruments	907	(282)	19
40	36	38	Interest received	77	80	148
(93)	(131)	(139)	Interest paid	(224)	(273)	(622)

6,093	7,131	4,661	Cash flows provided by operating activities before taxes paid and working capital items	13,223	10,521	20,985

(2,324)	(1,118)	(1,119)	Taxes paid	(3,442)	(1,727)	(5,766)

(767)	1,062	509	(Increase) decrease in working capital	295	975	(417)

3,002	7,075	4,051	Cash flows provided by operating activities	10,077	9,769	14,802

(1,996)	(1,561)	0	Additions through business combinations**	(3,557)	0	0
(2,774)	(2,529)	(2,346)	Capital expenditures and investments	(5,303)	(4,724)	(10,755)
192	2,578	(3,005)	(Increase) decrease in financial investments	2,770	(4,851)	592
95	(40)	(89)	(Increase) decrease in derivatives financial instruments	55	162	(439)
51	6	19	(Increase) decrease in other items interest bearing	57	20	79
1,016	2	74	Proceeds from sale of assets and businesses	1,018	377	406

(3,417)	(1,545)	(5,347)	Cash flows used in investing activities	(4,961)	(9,015)	(10,117)

(1,260)	(851)	(5)	Repayment of finance debt	(2,111)	(11)	(4,775)
(744)	(402)	(728)	Dividend paid	(1,147)	(728)	(1,491)
150	75	(226)	Net current finance debt and other	224	(260)	444

(1,854)	(1,179)	(960)	Cash flows provided by (used in) financing activities	(3,033)	(999)	(5,822)

(2,269)	4,352	(2,256)	Net increase (decrease) in cash and cash equivalents	2,083	(245)	(1,137)

(650)	184	211	Effect of exchange rate changes on cash and cash equivalents	(466)	239	436
8,925	4,390	7,128	Cash and cash equivalents at the beginning of the period (net of overdraft)	4,390	5,090	5,090

6,006	8,925	5,083	Cash and cash equivalents at the end of the period (net of overdraft)1)	6,006	5,083	4,390

*       Related to a change in accounting policies, see note 9 Changes in accounting policies for more information.

**     Related to capital expenditures on the acquisition of interests in the Roncador field in Brazil, and the Martin Linge field and  Garantiana discovery on the NCS, see note 3 Acquisitions and disposals for further information.

1)      At 30 June 2018 cash and cash equivalents included a net overdraft of USD 72 million. At 30 June 2017 and 31 December 2017 net overdraft was zero.

2)      The reversal of the provision related to profit oil and interest expense relate to Block 4, Block 15, Block 17 and Block 31 offshore Angola of USD 1,073 million in the second quarter of 2017 had no cash effect and was excluded from Cash flow provided by operating activity.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

General information and organisation

Equinor ASA, originally Den Norske Stats Oljeselskap AS and subsequently Statoil ASA, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

Statoil ASA changed its name to Equinor ASA following approval of the name change by the company’s annual general meeting on
15 May 2018.

The Equinor group’s (Equinor’s) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy. Equinor ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA).

On 27 April 2018, Equinor announced certain changes to its corporate and management structure, including changes to certain business areas. The changes take effect in the period up to 15 October 2018, and will upon implementation not lead to changes in Equinor’s reportable segments.

All Equinor's oil and gas activities and net assets on the Norwegian continental shelf are owned by Equinor Energy AS (previously named Statoil Petroleum AS), a 100% owned operating subsidiary of Equinor ASA. Equinor Energy AS is co-obligor or guarantor of certain debt obligations of Equinor ASA.

Equinor's Condensed interim financial statements for the second quarter of 2018 were authorised for issue by the board of directors on 25 July 2018.

Basis of preparation

These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, but the differences do not impact Equinor's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these Condensed interim financial statements is included in Equinor`s Consolidated annual financial statements for 2017.

With effect from 1 January 2018, Equinor implemented IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers. As of the same date, Equinor voluntarily changed its policy for recognition of revenue from the production of oil and gas properties in which Equinor shares an interest with other companies, as well as its policy for presentation of certain elements related to derivatives, non-cash currency effects and working capital items in the statement of cash flows. Reference is made to note 9 Changes in accounting policies for further information about these policy changes.

There have been no other changes to significant accounting policies in the first half year of 2018 compared to the Consolidated annual financial statements for 2017.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The Condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segments

Equinor’s operations are managed through the following business areas; Development & Production Norway (DPN), Development & Production USA (DPUSA), Development & Production International (DPI), Marketing, Midstream & Processing (MMP), New Energy Solutions (NES), Technology, Projects & Drilling (TPD), Exploration (EXP) and Global Strategy & Business Development (GSB). The changes in the corporate structure announced on 27 April 2018 are not yet effective.

The reporting segments Exploration & Production Norway (E&P Norway) and MMP consist of the business areas DPN and MMP respectively. The business areas DPI and DPUSA are aggregated into the reporting segment Exploration & Production International
(E&P International). The aggregation has its basis in similar economic characteristics, such as the assets’ long term and capital-intensive nature and exposure to volatile oil and gas commodity prices, the nature of products, service and production processes, the type and class of customers, the methods of distribution and regulatory environment. The business areas NES, GSB, TPD, EXP and corporate staffs and support functions are aggregated into the reporting segment “Other” due to the immateriality of these areas. The majority of costs within the business areas GSB, TPD and EXP are allocated to the E&P Norway, E&P International and MMP reporting segments.

The eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the second quarter of 2018 and 2017 is presented below. The reported measure of segment profit is net operating income/(loss).  Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. The line item additions to PP&E, intangibles and equity accounted investments exclude movements related to changes in asset retirement obligations.

Second quarter 2018	E&P Norway	E&P International	MMP	Other	Eliminations	Total
(in USD million)

Revenues third party, other revenue and other income	76	561	17,491	(6)	0	18,122
Revenues inter-segment	5,151	2,378	88	0	(7,617)	0
Net income/(loss) from equity accounted investments	(27)	9	6	25	0	13

Total revenues and other income	5,200	2,947	17,586	19	(7,617)	18,135

Purchases [net of inventory variation]	0	2	(16,685)	0	7,267	(9,415)
Operating, selling, general and administrative expenses	(843)	(703)	(1,144)	(69)	180	(2,579)
Depreciation, amortisation and net impairment losses	(606)	(1,272)	65	(18)	(0)	(1,830)
Exploration expenses	(61)	(414)	0	0	0	(475)

Net operating income/(loss)	3,692	561	(179)	(68)	(170)	3,835

Additions to PP&E, intangibles and equity accounted investments	1,359	3,905	114	157	0	5,535

Second quarter 2017	E&P Norway	E&P International	MMP	Other	Eliminations	Total
(in USD million)

Revenues third party, other revenue and other income	10	1,092	13,759	8	0	14,869
Revenues inter-segment	3,789	1,655	30	0	(5,474)	0
Net income/(loss) from equity accounted investments	63	(2)	12	(7)	0	66

Total revenues and other income	3,861	2,744	13,801	2	(5,474)	14,935

Purchases [net of inventory variation]	(0)	(1)	(12,371)	(0)	5,515	(6,857)
Operating, selling, general and administrative expenses	(701)	(638)	(918)	(56)	103	(2,210)
Depreciation, amortisation and net impairment losses	(1,090)	(1,126)	(70)	(26)	0	(2,312)
Exploration expenses	(97)	(215)	0	0	0	(312)

Net operating income/(loss)	1,973	764	443	(80)	143	3,244

Additions to PP&E, intangibles and equity accounted investments	1,302	1,052	79	33	0	2,465

First half 2018	E&P Norway	E&P International	MMP	Other	Eliminations	Total
(in USD million)

Revenues third party, other revenue and other income	231	1,032	36,634	9	0	37,906
Revenues inter-segment	10,724	4,422	110	0	(15,256)	0
Net income/(loss) from equity accounted investments	19	17	12	65	0	114

Total revenues and other income	10,974	5,471	36,756	75	(15,256)	38,019

Purchases [net of inventory variation]	1	(3)	(34,050)	0	14,843	(19,209)
Operating, selling, general and administrative expenses	(1,636)	(1,402)	(2,186)	(156)	288	(5,093)
Depreciation, amortisation and net impairment losses	(1,902)	(2,234)	(26)	(36)	0	(4,198)
Exploration expenses	(160)	(564)	0	0	(0)	(724)

Net operating income/(loss)	7,277	1,267	494	(118)	(125)	8,795

Additions to PP&E, intangibles and equity accounted investments	4,179	5,189	164	181	0	9,713

Balance sheet information
Equity accounted investments	1,120	233	123	1,194	0	2,670
Non-current segment assets	32,613	38,860	5,449	375	0	77,296
Non-current assets, not allocated to segments						8,951

Total non-current assets						88,918

First half 2017	E&P Norway	E&P International	MMP	Other	Eliminations	Total
(in USD million)

Revenues third party, other revenue and other income	74	1,435	28,806	24	0	30,340
Revenues inter-segment	8,381	3,469	34	0	(11,884)	0
Net income/(loss) from equity accounted investments	101	7	23	(7)	0	123

Total revenues and other income	8,556	4,911	28,863	17	(11,884)	30,463

Purchases [net of inventory variation]	0	(5)	(25,117)	(0)	11,799	(13,323)
Operating, selling, general and administrative expenses	(1,427)	(1,620)	(1,880)	(123)	198	(4,852)
Depreciation, amortisation and net impairment losses	(1,749)	(2,310)	(143)	(53)	0	(4,255)
Exploration expenses	(167)	(372)	0	0	0	(539)

Net operating income/(loss)	5,214	604	1,722	(159)	113	7,494

Additions to PP&E, intangibles and equity accounted investments	2,607	1,952	146	158	0	4,863

Balance sheet information
Equity accounted investments	1,143	232	127	727	0	2,230
Non-current segment assets	29,814	36,155	4,555	363	0	70,887
Non-current assets, not allocated to segments						8,653

Total non-current assets						81,769

In the second quarter of 2018 Equinor recognised net impairment reversal of USD 273 million, of which net impairment loss of
USD 481 million was recognised in the E&P International segment, net impairment reversal of USD 600 million in the E&P Norway segment and an impairment reversal of USD 155 million in the MMP segment.

The net impairment loss in the E&P International segment was mainly related to impairments of USD 762 million in the North America unconventional area, of which USD 237 million is classified as exploration expenses. The impairments were triggered by changes in long-term price assumptions and reduced fair value of one asset. In the North America conventional offshore Gulf of Mexico an impairment reversal of USD 156 million was recognised mainly due to a shift in the production profile. In the North Africa area an extension of license period caused an impairment reversal of USD 126 million.

In the E&P Norway segment impairment reversal of USD 600 million was recognised related to two offshore assets, mainly due to change in long term exchange rate assumptions.

In the MMP segment an impairment reversal of USD 155 million related to a refinery was recognised due to increased refinery margin forecast.

For information regarding implementation of IFRS 15 and change of accounting policy for recognition of revenue from the production of oil and gas properties in which Equinor shares an interest with other companies, see note 9 Changes in accounting policies.

For information regarding acquisition of interests, see note 3 Acquisitions and disposals.

Revenues by geographic areas

When attributing the line item revenues third party, other revenue and other income to the country of the legal entity executing the sale for the first half of 2018, Norway constitutes 75% and the US constitutes 18% of such revenues.

Non-current assets by country

	At 30 June	At 31 March	At 31 December	At 30 June
(in USD million)	2018	2018	2017	2017

Norway	37,060	37,511	34,588	33,575
USA	19,087	19,312	19,267	18,440
Brazil	7,762	4,940	4,584	5,242
UK	4,430	4,553	4,222	3,660
Angola	2,374	2,594	2,888	3,323
Canada	1,592	1,645	1,715	1,623
Azerbaijan	1,458	1,461	1,472	1,304
Algeria	1,111	1,057	1,114	1,244
Other countries	5,093	4,999	4,958	4,706

Total non-current assets1)	79,967	78,072	74,809	73,116

1)   Excluding deferred tax assets, pension assets, non-current financial assets and assets classified as held for sale.

3 Acquisitions and disposals

Acquisition and divestment of operated interest in Carcara field in Brazil

In the second quarter of 2018 Equinor completed the divestment of 39.5% of its 76% interest in BM-S-8, agreed in October 2017. 36.5% interest was divested to ExxonMobil and 3% to Galp for a total consideration of USD 1,493 million. The transaction is accounted for in the E&P International segment with no impact on the Consolidated statement of income. The cash proceeds from the sale were USD 1,016 million and the divested assets were previously presented as Assets classified as held for sale.

On 4 July 2018 Equinor and Barra Energia (“Barra”) signed an agreement for Equinor to acquire Barra’s 10% interest in the BM-S-8 licence in Brazil’s Santos basin. Upon closing, Equinor intends to sell down 3.5% to ExxonMobil and 3% to Galp, so fully aligning interests across BM-S-8 and Carcará North. The total consideration for Barra’s 10% interest is USD 379 million, the same as for Equinor’s earlier transaction in BM-S-8 with Queiroz Galvão Exploração e Produção (QGEP) in July 2017. Closing is subject to customary conditions, including partner and government approval and is expected within a year.

Acquisition of interest in Roncador field in Brazil

In the second quarter of 2018 Equinor closed an agreement with Petrobras to acquire a 25% interest in Roncador, an oil field in the Campos Basin in Brazil. Equinor paid Petrobras a cash consideration of USD 2,133 million, in addition to recognising a liability for contingent consideration of USD 392 million. The assets and liabilities related to the acquired portion of Roncador have been reflected in accordance with the principles of IFRS 3 Business Combinations. The acquisition resulted in an increase of Equinor’s property, plant and equipment of USD 2,327 million, intangible assets of USD 392 million and an increase in provisions of USD 586 million. At this stage, both the purchase price and the purchase price allocation are preliminary. The partners have joint control and Equinor will account for its interest on a pro-rata basis. The transaction has been accounted for in the E&P International segment.

Acquisition of  Cobalt’s North Platte interest in the Gulf of Mexico

In the first quarter of 2018 Equinor’s co-bid with Total in the bankruptcy auction for Cobalt’s interest in the North Platte discovery was successful with an aggregate bid of USD 339 million. The transaction was closed in April 2018. Upon closing, Total as operator owns 60% of North Platte and Equinor owns the remaining 40%. The value of the acquired exploration assets has been recognised in the Exploration & Production International (E&P International) segment for an amount of USD 246 million as intangible assets. Additionally, the transaction includes a contingent consideration up to USD 20 million.

Acquisition of interests in Martin Linge field and Garantiana discovery

In the first quarter of 2018 Equinor and Total closed an agreement to acquire Total’s equity stakes in the Martin Linge field (51%) and the Garantiana discovery (40%) on the Norwegian continental shelf. Through this transaction Equinor increased the ownership share in the Martin Linge field from 19% to 70%. Equinor has paid Total a consideration of USD 1,541 million and has taken over the operatorships. The assets and liabilities related to the acquired portion of Martin Linge and Garantiana have been reflected in accordance with the principles of IFRS 3 Business Combinations. Including certain changes in the second quarter the acquisition resulted in an increase of Equinor’s property, plant and equipment of USD 1,418 million, intangible assets of USD 116 million, goodwill of USD 265 million, deferred tax liabilities of USD 265 million and other assets of USD 7 million. At this stage, the purchase price allocation is preliminary. The partners have joint control and Equinor continues to account for its interest on a pro-rata basis using Equinor's new ownership share. The transaction has been accounted for in the Exploration and Production Norway (E&P Norway) segment.

4 Financial items

Quarters				First half		Full year
Q2 2018	Q1 2018	Q2 2017	(in USD million)	2018	2017	2017

(138)	(19)	(21)	Gains (losses) on net foreign exchange	(157)	65	126
155	(7)	85	Interest income and other financial items	148	267	487
(55)	(164)	(88)	Gains (losses) on derivative financial instruments	(220)	(205)	(61)
(278)	(229)	68	Interest and other finance expenses	(507)	(289)	(903)

(317)	(420)	44	Net financial items	(737)	(162)	(351)

The line item Interest income and other financial items includes expenses of USD 64 million in the first quarter of 2018 and in the first half of 2018 related to implementation of IFRS 9. See note 9 Changes in accounting policies.

The line item Interest and other finance expenses includes an income of USD 319 million in the second quarter of 2017, first half of 2017 and full year 2017 related to a release of a provision. See note 23 Other commitments, contingent liabilities and contingent assets in Equinor’s 2017 Annual Report and Form 20-F.

Equinor has a US Commercial paper programme available with a limit of USD 5 billion of which USD 1,320 million has been utilised as of 30 June 2018.

5 Income taxes

Quarters				First half		Full year
Q2 2018	Q1 2018	Q2 2017	(in USD million)	2018	2017	2017

3,518	4,540	3,288	Income/(loss) before tax	8,059	7,332	13,420
(2,298)	(3,255)	(1,852)	Income tax expense	(5,553)	(4,832)	(8,822)
65.3%	71.7%	56.3%	Effective tax rate	68.9%	65.9%	65.7%

The tax rate for the second quarter of 2018 and for the first half of 2018 was primarily influenced by recognition of USD 350 million of previously unrecognised deferred tax assets reflected in the E&P International segment and positive operating income in countries with unrecognised deferred tax assets. This was partially offset by impairments recognised in countries with unrecognised deferred tax assets and currency effects in entities that are taxable in other currencies than the functional currency.

The tax rate for the second quarter of 2017 and for the first half of 2017 was primarily influenced by the agreement with the Angolan Ministry of Finance related to Equinor’s participation in several blocks offshore Angola.

The tax rate for the first half of 2017 was also influenced by a loss related to the sale of interest in the Kai Kos Dehseh (KKD) oil sand project.

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets

Balance at 31 December 2017	63,637	8,621
Additions through business combinations	3,745	773
Additions	4,280	936
Transfers	87	(87)
Disposals and reclassifications	0	(128)
Expensed exploration expenditures and impairment losses	-	(280)
Depreciation, amortisation and net impairment losses	(4,193)	(5)
Effect of foreign currency translation adjustments	(58)	(31)

Balance at 30 June 2018	67,498	9,798

Equinor’s Block 2 Exploration License in Tanzania was formally due to expire in June 2018, but based on communication with the applicable Tanzanian authorities, continues to be in operation while the process related to the grant of a new exploration licence to the existing licensees for the block is ongoing. The Block 2 asset remains capitalised within Intangible assets in the E&P International segment as of 30 June 2018.

Impairments/reversal of impairments

For information on impairment losses and reversals per reporting segment see note 2 Segments.

First half 2018	Property, plant and equipment	Intangible assets	Total
(in USD million)

Producing and development assets	(515)	237	(278)
Acquisition costs related to oil and gas prospects	-	16	16

Total net impairment losses (reversals) recognised	(515)	253	(262)

The impairment charges have been recognised in the Consolidated statement of income as depreciation, amortisation and net impairment losses and exploration expenses based on the impaired assets’ nature of property, plant and equipment and intangible assets, respectively.

The recoverable amounts of the impairments and impairment reversals in the second quarter of 2018 were mainly based on value in use.

Value in Use estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecasts on costs, production profiles and commodity prices. The price assumptions in the second quarter of 2018 were as follows (price assumptions used in the fourth quarter of 2017 are indicated in brackets):

Year Prices in real terms 1)	2018		2020		2025		2030

Brent Blend (USD/bbl)	74	(63)	75	(70)	77	(80)	80	(84)
NBP (USD/mmBtu)	7.9	(6.9)	6.8	(6.8)	8.0	(8.4)	8.0	(8.4)
Henry Hub (USD/mmBtu)	2.9	(3.0)	3.0	(3.7)	4.0	(4.2)	4.0	(4.2)
1) Basis year 2018

7 Dividends

In May 2018, Equinor’s general assembly approved a dividend of USD 0.23 per share for the fourth quarter of 2017 and it was paid in the second quarter of 2018. For the first quarter of 2018 a dividend of USD 0.23 per share will be paid around 30 August 2018. The Equinor share will trade ex-dividend on Oslo Børs (OSE) and on New York Stock Exchange (NYSE) 21 August 2018. Record date will be
22 August.

On 25 July 2018, the board of directors resolved to declare a dividend for the second quarter of USD 0.23 per share. The Equinor share will trade ex-dividend 21 November 2018 on OSE and 20 November 2018 for ADR holders on NYSE. Record date will be 22 November 2018 on OSE and 21 November 2018 on NYSE. Payment date will be around 30 November 2018.

		First half		Full year
Dividends	Q2 2018	2018	Q2 2017	2017

Dividends paid in cash (in USD million)	744	1,147	728	1,491
USD per share or ADS	0.2300	0.4501	0.4402	0.8804
NOK per share	1.8575	3.5964	3.7168	7.2615

Scrip dividends (in USD million)	0	338	678	1,357
Number of shares issued (in million)	0.0	15.5	41.8	78.1

Total dividends	744	1,485	1,406	2,848

8 Provisions, commitments, contingent liabilities and contingent assets

In 2016, Equinor initiated arbitration to set aside an expert ruling affecting Equinor’s ownership percentage in the ongoing redetermination process for the Agbami field in Nigeria. In April 2018, the Arbitration panel ruled, dismissing Equinor’s claims, which however has no impact on Equinor’s accounting for the Agbami redetermination as the outcome of the expert ruling has been provided for. For further information see note 23 Other commitments, contingent liabilities and contingent assets in Equinor’s 2017 Annual Report and Form 20-F.

On 28 February 2018, Equinor received a notice of deviation from Norwegian tax authorities related to an ongoing dispute regarding the level of Research & Development cost to be allocated to the offshore tax regime, increasing the maximum exposure in this matter to approximately USD 500 million. Equinor has provided for its best estimate in the matter.

Due to the passage of time as well as a counterparty’s revised claim in an ongoing case, the range of exposure related to long-term gas sales price review arbitration has broadened in the second quarter of 2018. However, Equinor’s best estimate and the corresponding provision for contractual gas price disputes have not changed, other than through the passage of time, since year-end 2017.

In March 2016 Equinor Energy AS, acting on behalf of the Troll field partners, terminated a long-term contract for the drilling rig COSL Innovator. The termination was disputed in court by the rig owner COSL Offshore Management AS (COSL). Equinor’s share of the total exposure, based on COSL’s original claim, has been estimated to be approximately USD 200 million excluding penalty interest. In May 2018, the court of first instance (Oslo District Court) ruled that while the contract could be cancelled according to the applicable clauses of the contract and with payment of the appropriate cancellation charge, the contract had not been validly terminated. In June 2018 both parties appealed the verdict to the court of appeal. Oslo District Court’s ruling is consequently not final. Equinor intends to defend its own and the Troll partners’ position, and considers it to be more likely than not that the final verdict will conclude that the termination of the rig contract was valid under its terms. No provision related to the dispute is included in Equinor’s accounts as of 30 June 2018.

During the normal course of its business Equinor is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined now. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

9 Changes in accounting policies

With effect from 1 January 2018, Equinor has implemented IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers. As of the same date, Equinor has voluntarily changed its policy for recognition of revenue from the production of oil and gas properties in which Equinor shares an interest with other companies, as well as its policy for presentation of certain elements related to derivatives, non-cash currency effects and working capital items in the statement of cash flows.

Information about each accounting policy change is available in the following. For certain tables as listed below, reference is however made to note 9 of Equinor’s first quarter 2018 Condensed interim financial statements;

•         IFRS 9: Table showing the financial assets at 1 January 2018 by category, according to previous requirements and according to IFRS 9, with differences in carrying amounts noted.

•         Change in Cash flow presentation – restatement of comparative periods: Tables showing originally reported and restated amounts for the full years 2017 and 2016, and for the four quarters of 2017.

IFRS 9 Financial Instruments
IFRS 9 replaced IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 has been implemented retrospectively with the cumulative effect of initially applying the standard recognised at the date of initial application. The implementation impact of IFRS 9 is immaterial, and Equinor’s equity as at January 2018 have consequently not been adjusted upon adoption of the standard. In accordance with the IFRS 9’s transitional provisions, comparative figures have not been restated.

There are no changes related to classification of Equinor’s liabilities following the implementation of IFRS 9.

Portions of Equinor’s cash equivalents and current financial investments tied to liquidity management, which under IAS 39 are classified as held for trading and reflected at fair value through profit and loss, are under IFRS 9 to be measured at amortised cost, based on an evaluation of the contractual terms and the business model applied. The impact of the change is immaterial.

For certain financial assets currently classified as Available for sale (AFS), changes in fair value which under IAS 39 are reflected in OCI, are reflected in profit and loss under IFRS 9. As a result, fair value loss of USD 64 million that had been accumulated in the available-for-sale financial assets reserve were expensed in the statement of income as an implementation effect.

No significant changes were made for Equinor’s expected loss recognition process to satisfy IFRS 9’s financial asset impairment requirements. Credit risk related to financial assets measured at amortised cost is immaterial.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 covers the recognition of revenue in the financial statements and related disclosure, and has replaced existing revenue recognition guidance, including IAS 18 Revenue. Equinor has implemented IFRS 15 retrospectively, with the cumulative effect recognised at the date of initial application. The impact on Equinor’s equity was immaterial. As allowed by the standard, prior periods have not been restated. Total revenues and other income in the Consolidated statement of income has not been impacted materially by the implementation of IFRS 15.

IFRS 15 requires identification of the performance obligations for the transfer of goods and services in each contract with customers. Revenue is recognised upon satisfaction of the performance obligations for the amounts that reflect the consideration to which Equinor expects to be entitled in exchange for those goods and services. Under IFRS 15, revenue from the sale of crude oil, natural gas, petroleum products and other merchandise is recognised when a customer obtains control of those products, which normally is when title passes at point of delivery, based on the contractual terms of the agreements. Each such sale normally represents a single performance obligation. In the case of natural gas, sales are completed over time in line with the delivery of the actual physical quantities.

The accounting for Equinor’s sale of the SDFI’s natural gas and crude oil under IFRS 15 has not led to changes compared to the practice under IAS 18.

With effect from 1 January 2018, Equinor has presented ‘Revenue from contracts with customers’ and ‘Other revenue’ (USD 18.7 billion and USD (0.6) billion in the second quarter of 2018, and USD 38.3 billion and USD (0.4) billion for the first half of 2018) as a single caption, Revenues, in the Consolidated statement of income. The impact of commodity-based derivatives within Other revenue reduced Revenues with USD 1 billion in the second quarter of 2018, and with USD 1.1 billion in the first half of 2018. In addition to the impact of commodity-based derivatives connected with sales contracts or revenue-related risk management, ‘Other revenue’ also includes taxes paid in kind under certain production sharing agreements (PSAs) and adjustments for imbalances between oil and gas production and sales. These items represent a form of revenue, or are closely connected to revenue transactions. In addition, the impact of certain commodity-based earn-out and contingent consideration agreements are now presented under 'Other income'. These elements were previously presented within Revenues.

Change in accounting for lifting imbalances
Equinor voluntarily changed its policy for recognition of revenue from the production of oil and gas properties in which Equinor shares an interest with other companies. Previously Equinor recognised revenue on the basis of volumes lifted and sold to customers during the period (the sales method). Under the new method, Equinor recognises revenues according to Equinor’s ownership in producing fields, where the accounting for the imbalances is presented as Other revenue. This voluntary change in policy has been made because it better reflects Equinor’s operational performance, and also increases comparability with the financial reporting of Equinor’s peers. The change in policy affects the timing of revenue recognition from oil and gas production; however, the pre-tax implementation impact of USD 287 million recognised in the first quarter of 2018 has been considered immaterial. Equinor’s equity as at 1 January 2018 has consequently not been adjusted upon the change in policy, and comparative figures have not been restated.

Change in Cash flow presentation – restatement of comparative periods
Equinor has changed its presentation of certain elements related to derivatives, non-cash currency effects and working capital items in the Consolidated statement of cash flows. The presentation was changed to better reflect the cash impact of the different items within operating, investing and financing activities. The changes impacts the classification of cash flow items within cash flows provided by operating activities and reclassification of cash flow elements relating to foreign exchange derivatives from operating activities to investing and financing activities.

Changes to classification of foreign currency derivatives
Equinor applies foreign currency derivatives to hedge currency exposure related financial investments and long-term debt in foreign currencies. Cash receipts and payments related to these derivatives has previously been classified as an operating cash flow together with cash flows from other derivative positions. To better align the cash receipt and payments from foreign currency derivatives with the cash flows related to the underlying hedged items, the cash receipts and payments from these derivatives have been reclassified from an operating cash flow to an investing or financing cash flow depending on the nature of the hedged item.

Changes to classification of non-cash currency effects
Non-cash currency exchange gains and losses and currency translation effects previously presented as part of the individual line items within Cash flows provided by operating activities have been reclassified into the line item gain/loss on foreign currency transactions and balances. This to better distinguish changes in items relating to operating activities, i.e. decrease/increase in working capital, from the balance sheet impact of non-cash currency effects.

Changes to classification related to working capital items
Certain items that previously has been presented as part of change in working capital has been reclassified to other items related to operating activities if the nature of the item is non-cash provisions.

10 Subsequent events

On 6 July 2018 Equinor has entered into agreement to buy 100% of the shares in a Danish energy trading company Danske Commodities (DC) for a consideration of EUR 400 million, which will be adjusted for certain net cash and net working capital positions at closing. In addition some smaller contingent payments depending on DC’s performance have been agreed. The closing of this transaction is subject to certain conditions, including European Commission approval. Closing is expected in the second half of 2018. Upon closing of the transaction, the assets and liabilities related to the acquired business will be reflected according to IFRS 3 Business Combinations. The transaction will be accounted for in the Marketing, Midstream & Processing (MMP) segment.

11 Condensed consolidated financial information related to guaranteed debt securities

Equinor Energy AS, a 100% owned subsidiary of Equinor ASA, is the co-obligor of certain existing debt securities of Equinor ASA that are registered under the US Securities Act of 1933 ("US registered debt securities"). As co-obligor, Equinor Energy AS fully, unconditionally and irrevocably assumes and agrees to perform, jointly and severally with Equinor ASA, the payment and covenant obligations for these US registered debt securities. In addition, Equinor ASA is also the co-obligor of a US registered debt security of Equinor Energy AS. As co-obligor, Equinor ASA fully, unconditionally and irrevocably assumes and agrees to perform, jointly and severally with Equinor Energy AS, the payment and covenant obligations of that security. In the future, Equinor ASA may from time to time issue future US registered debt securities for which Equinor Energy AS will be the co-obligor or guarantor.

The following financial information on a condensed consolidated basis provides financial information about Equinor ASA, as issuer and co-obligor, Equinor Energy AS, as co-obligor and guarantor, and all other subsidiaries as required by SEC Rule 3-10 of Regulation S-X. The condensed consolidated information is prepared in accordance with Equinor's IFRS accounting policies as described in note 2 Significant accounting policies in the Annual report on Form 20-F, except that investments in subsidiaries and jointly controlled entities are accounted for using the equity method as required by Rule 3-10.

The following is condensed consolidated financial information as of 30 June 2018 and 2017, and for the year ended 31 December 2017.

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
	Equinor ASA	Equinor Energy AS	Non-guarantor subsidiaries	Consolidation adjustments	The Equinor group
First half 2018 (unaudited, in USD million)

Revenues and other income	25,889	11,860	13,527	(13,370)	37,906
Net income/(loss) from equity accounted companies	2,722	(145)	85	(2,548)	114

Total revenues and other income	28,611	11,715	13,612	(15,919)	38,019

Total operating expenses	(25,791)	(4,819)	(11,911)	13,297	(29,224)

Net operating income/(loss)	2,820	6,895	1,702	(2,622)	8,795

Net financial items	(221)	(272)	(162)	(82)	(737)

Income/(loss) before tax	2,598	6,624	1,539	(2,702)	8,059

Income tax	(12)	(5,137)	(409)	5	(5,553)

Net income/(loss)	2,587	1,486	1,130	(2,697)	2,506

Other comprehensive income/(loss)	(224)	(99)	(150)	331	(142)

Total comprehensive income/(loss)	2,362	1,387	980	(2,365)	2,364

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
	Equinor ASA	Equinor Energy AS	Non-guarantor subsidiaries	Consolidation adjustments	The Equinor group
First half 2017 (unaudited, in USD million)

Revenues and other income	19,004	10,499	11,238	(10,401)	30,340
Net income/(loss) from equity accounted companies	2,774	(376)	17	(2,292)	123

Total revenues and other income	21,779	10,123	11,256	(12,695)	30,463

Total operating expenses	(18,851)	(4,383)	(10,186)	10,451	(22,969)

Net operating income/(loss)	2,927	5,740	1,070	(2,243)	7,494

Net financial items	20	(245)	464	(401)	(162)

Income/(loss) before tax	2,948	5,495	1,534	(2,645)	7,332

Income tax	(49)	(4,480)	(296)	(7)	(4,832)

Net income/(loss)	2,899	1,014	1,238	(2,651)	2,500

Other comprehensive income/(loss)	675	343	642	(583)	1,077

Total comprehensive income/(loss)	3,573	1,357	1,881	(3,234)	3,577

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
	Equinor ASA	Equinor Energy AS	Non-guarantor subsidiaries	Consolidation adjustments	The Equinor group
Full year 2017 (unaudited, in USD million)

Revenues and other income	39,750	20,579	22,204	(21,535)	60,999
Net income/(loss) from equity accounted companies	5,051	(401)	33	(4,495)	188

Total revenues and other income	44,801	20,178	22,237	(26,029)	61,187

Total operating expenses	(39,570)	(9,217)	(20,022)	21,392	(47,416)

Net operating income/(loss)	5,232	10,961	2,216	(4,637)	13,771

Net financial items	311	(378)	439	(724)	(351)

Income/(loss) before tax	5,543	10,583	2,655	(5,361)	13,420

Income tax	(230)	(8,094)	(539)	40	(8,822)

Net income/(loss)	5,314	2,489	2,116	(5,321)	4,598

Other comprehensive income/(loss)	1,017	355	878	(509)	1,741

Total comprehensive income/(loss)	6,330	2,843	2,995	(5,830)	6,339

CONDENSED CONSOLIDATED BALANCE SHEET
	Equinor ASA	Equinor Energy AS	Non-guarantor subsidiaries	Consolidation adjustments	The Equinor group
At 30 June 2018 (unaudited, in USD million)

ASSETS
Property, plant, equipment and intangible assets	514	35,306	41,499	(23)	77,296
Equity accounted companies	41,574	22,704	1,459	(63,067)	2,670
Other non-current assets	3,297	388	5,317	(51)	8,951
Non-current financial receivables from subsidiaries	26,232	0	23	(26,255)	0

Total non-current assets	71,616	58,398	48,298	(89,394)	88,918

Current receivables from subsidiaries	3,214	4,461	11,219	(18,894)	0
Other current assets	13,523	1,081	5,358	(580)	19,382
Cash and cash equivalents	4,893	7	1,178	(0)	6,078

Total current assets	21,629	5,549	17,755	(19,473)	25,460

Total assets	93,246	63,947	66,052	(108,867)	114,378

EQUITY AND LIABILITIES
Total equity	41,018	23,133	40,454	(63,562)	41,043

Non-current liabilities to subsidiaries	21	14,756	11,478	(26,255)	0
Other non-current liabilities	28,959	17,053	7,873	(133)	53,752

Total non-current liabilities	28,979	31,808	19,351	(26,386)	53,752

Other current liabilities	8,600	7,575	3,432	(24)	19,583
Current liabilities to subsidiaries	14,647	1,431	2,815	(18,893)	0

Total current liabilities	23,248	9,006	6,247	(18,918)	19,583

Total liabilities	52,227	40,814	25,598	(45,304)	73,335

Total equity and liabilities	93,246	63,947	66,052	(108,867)	114,378

CONDENSED CONSOLIDATED BALANCE SHEET
	Equinor ASA	Equinor Energy AS	Non-guarantor subsidiaries	Consolidation adjustments	The Equinor group
At 30 June 2017 (unaudited, in USD million)

ASSETS
Property, plant, equipment and intangible assets	536	32,062	38,316	(27)	70,887
Equity accounted companies	39,645	17,855	989	(56,259)	2,230
Other non-current assets	3,133	944	4,653	(77)	8,653
Non-current financial receivables from subsidiaries	24,372	(0)	20	(24,392)	0

Total non-current assets	67,687	50,861	43,979	(80,758)	81,769

Current receivables from subsidiaries	2,956	4,084	9,858	(16,898)	(0)
Other current assets	17,982	1,840	4,398	(576)	23,644
Cash and cash equivalents	4,072	304	706	1	5,083

Total current assets	25,009	6,228	14,963	(17,473)	28,727

Total assets	92,696	57,089	58,941	(98,231)	110,496

EQUITY AND LIABILITIES
Total equity	37,882	19,323	37,174	(56,468)	37,911

Non-current liabilities to subsidiaries	18	13,192	11,228	(24,438)	0
Other non-current liabilities	31,499	15,743	6,059	(77)	53,224

Total non-current liabilities	31,517	28,935	17,287	(24,515)	53,224

Other current liabilities	9,366	6,430	3,941	(376)	19,361
Current liabilities to subsidiaries	13,931	2,401	540	(16,872)	0

Total current liabilities	23,297	8,831	4,481	(17,248)	19,361

Total liabilities	54,814	37,767	21,768	(41,764)	72,585

Total equity and liabilities	92,696	57,089	58,941	(98,231)	110,496

CONDENSED CONSOLIDATED BALANCE SHEET
	Equinor ASA	Equinor Energy AS	Non-guarantor subsidiaries	Consolidation adjustments	The Equinor group
At 31 December 2017 (unaudited, in USD million)

ASSETS
Property, plant, equipment and intangible assets	541	32,956	38,786	(25)	72,258
Equity accounted companies	42,625	21,593	1,311	(62,978)	2,551
Other non-current assets	3,851	346	4,989	(84)	9,102
Non-current financial receivables from subsidiaries	25,896	0	22	(25,918)	0

Total non-current assets	72,914	54,895	45,107	(89,005)	83,911

Current receivables from subsidiaries	2,448	2,615	14,215	(19,278)	0
Other current assets	16,165	923	5,582	(1,240)	21,430
Cash and cash equivalents	3,759	27	603	0	4,390

Total current assets	22,372	3,566	20,400	(20,517)	25,820

Assets classified as held for sale	0	0	1,369	0	1,369

Total assets	95,286	58,460	66,876	(109,523)	111,100

EQUITY AND LIABILITIES
Total equity	39,861	20,813	42,634	(63,422)	39,885

Non-current liabilities to subsidiaries	19	14,682	11,263	(25,964)	0
Other non-current liabilities	29,070	16,145	7,104	(122)	52,197

Total non-current liabilities	29,090	30,827	18,367	(26,086)	52,198

Other current liabilities	9,242	5,879	4,632	(736)	19,017
Current liabilities to subsidiaries	17,094	941	1,243	(19,278)	0

Total current liabilities	26,335	6,821	5,874	(20,014)	19,017

Total liabilities	55,425	37,648	24,242	(46,100)	71,214

Total equity and liabilities	95,286	58,460	66,876	(109,523)	111,100

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
	Equinor ASA	Equinor Energy AS	Non-guarantor subsidiaries	Consolidation adjustments	The Equinor group
First half 2018 (unaudited, in USD million)

Cash flows provided by (used in) operating activities	4,020	7,409	3,034	(4,386)	10,077
Cash flows provided by (used in) investing activities	3,005	(5,954)	(3,900)	1,888	(4,961)
Cash flows provided by (used in) financing activities	(5,532)	(1,500)	1,501	2,498	(3,033)

Net increase (decrease) in cash and cash equivalents	1,493	(46)	635	0	2,083

Effect of exchange rate changes on cash and cash equivalents	(430)	25	(61)	0	(466)
Cash and cash equivalents at the beginning of the period (net of overdraft)	3,759	27	603	0	4,390

Cash and cash equivalents at the end of the period (net of overdraft)	4,822	7	1,177	0	6,006

	Equinor ASA	Equinor Energy AS	Non-guarantor subsidiaries	Consolidation adjustments	The Equinor group
First half 2017 (unaudited, in USD million) (restated*)

Cash flows provided by (used in) operating activities	734	5,955	3,360	(280)	9,769
Cash flows provided by (used in) investing activities	(86)	(3,631)	(1,666)	(3,633)	(9,015)
Cash flows provided by (used in) financing activities	(1,070)	(2,077)	(1,765)	3,913	(999)

Net increase (decrease) in cash and cash equivalents	(422)	248	(71)	0	(245)

Effect of exchange rate changes on cash and cash equivalents	220	14	5	0	239
Cash and cash equivalents at the beginning of the period (net of overdraft)	4,274	46	770	0	5,090

Cash and cash equivalents at the end of the period (net of overdraft)	4,072	307	704	0	5,083

	Equinor ASA	Equinor Energy AS	Non-guarantor subsidiaries	Consolidation adjustments	The Equinor group
Full year 2017 (unaudited, in USD million) (restated*)

Cash flows provided by (used in) operating activities	339	9,506	5,243	(286)	14,802
Cash flows provided by (used in) investing activities	3,227	(9,070)	(4,718)	444	(10,117)
Cash flows provided by (used in) financing activities	(4,459)	(478)	(727)	(158)	(5,822)

Net increase (decrease) in cash and cash equivalents	(893)	(42)	(202)	0	(1,137)

Effect of exchange rate changes on cash and cash equivalents	377	23	36	0	436
Cash and cash equivalents at the beginning of the period (net of overdraft)	4,274	46	770	0	5,090

Cash and cash equivalents at the end of the period (net of overdraft)	3,758	27	604	0	4,390

* Related to a change in accounting policies, see note 9 Changes in accounting policies for more information

Supplementary disclosures

OPERATIONAL DATA

Quarters			Change		First half
Q2 2018	Q1 2018	Q2 2017	Q2 on Q2	Operational data	2018	2017	Change

				Prices
74.5	66.8	49.6	50%	Average Brent oil price (USD/bbl)	70.7	51.7	37%
67.4	61.2	45.1	50%	E&P Norway average liquids price (USD/bbl)	64.1	47.8	34%
63.9	58.8	43.7	46%	E&P International average liquids price (USD/bbl)	61.5	45.3	36%
65.8	60.2	44.5	48%	Group average liquids price (USD/bbl)	63.0	46.7	35%
527.7	472.0	378.9	39%	Group average liquids price (NOK/bbl) [1]	499.3	396.1	26%
5.18	5.48	3.94	31%	Transfer price natural gas (USD/mmbtu) [9]	5.34	4.09	31%
6.52	6.90	5.10	28%	Average invoiced gas prices - Europe (USD/mmbtu) [8]	6.73	5.30	27%
2.44	3.48	2.76	(12%)	Average invoiced gas prices - North America (USD/mmbtu) [8]	2.95	3.07	(4%)
6.3	3.8	6.6	(4%)	Refining reference margin (USD/bbl) [2]	5.0	6.0	(16%)

				Entitlement production (mboe per day)
543	601	586	(7%)	E&P Norway entitlement liquids production	571	601	(5%)
428	395	412	4%	E&P International entitlement liquids production	412	425	(3%)
971	996	998	(3%)	Group entitlement liquids production	983	1,026	(4%)
677	780	667	2%	E&P Norway entitlement gas production	728	722	1%
203	218	171	19%	E&P International entitlement gas production	210	174	21%
880	998	838	5%	Group entitlement gas production	938	895	5%
1,851	1,993	1,836	1%	Total entitlement liquids and gas production [3]	1,921	1,921	0%

				Equity production (mboe per day)
543	601	586	(7%)	E&P Norway equity liquids production	571	601	(5%)
562	538	548	3%	E&P International equity liquids production	550	552	(0%)
1,105	1,139	1,135	(3%)	Group equity liquids production	1,122	1,153	(3%)
677	780	667	2%	E&P Norway equity gas production	728	722	1%
247	261	195	27%	E&P International equity gas production	254	196	29%
924	1,041	862	7%	Group equity gas production	982	918	7%
2,028	2,180	1,996	2%	Total equity liquids and gas production [4]	2,104	2,071	2%

				MMP sales volumes
211.5	218.1	205.0	3%	Crude oil sales volumes (mmbl)	429.6	405.0	6%
12.4	13.8	12.3	0%	Natural gas sales Equinor entitlement (bcm)	26.2	25.4	3%
1.1	1.7	1.0	5%	Natural gas sales third-party volumes (bcm)	2.7	3.4	(20%)

EXCHANGE RATES

Quarters			Change		First half
Q2 2018	Q1 2018	Q2 2017	Q2 on Q2	Exchange rates	2018	2017	Change

0.1247	0.1276	0.1174	6%	NOK/USD average daily exchange rate	0.1262	0.1180	7%
0.1226	0.1286	0.1192	3%	NOK/USD period-end exchange rate	0.1226	0.1192	3%
8.0172	7.8382	8.5145	(6%)	USD/NOK average daily exchange rate	7.9262	8.4765	(6%)
8.1588	7.7773	8.3870	(3%)	USD/NOK period-end exchange rate	8.1588	8.3870	(3%)
1.1915	1.2290	1.1017	8%	EUR/USD average daily exchange rate	1.2103	1.0823	12%
1.1658	1.2398	1.1412	2%	EUR/USD period-end exchange rate	1.1658	1.1412	2%

Quarters			Change	Exploration expenses	First half
Q2 2018	Q1 2018	Q2 2017	Q2 on Q2	(in USD million)	2018	2017	Change

74	131	85	(13%)	E&P Norway exploration expenditures (activity)	205	207	(1%)
195	193	172	13%	E&P International exploration expenditures (activity)	388	293	33%

270	323	258	5%	Group exploration expenditures (activity)	593	499	19%
10	17	7	53%	Expensed, previously capitalised exploration expenditures	27	19	43%
(47)	(103)	(39)	19%	Capitalised share of current period's exploration activity	(150)	(92)	62%
242	11	87	>100%	Impairment (reversal of impairment)	253	113	>100%

475	249	312	52%	Exploration expenses IFRS	724	539	34%

HEALTH, SAFETY AND THE ENVIRONMENT

Twelve months average per			First half	First half
Q2 2018	Q2 2017	Health, safety and the environment	2018	2017

		Injury/incident frequency
2.9	2.7	Total recordable injury frequency (TRIF)	3.0	2.8
0.5	0.7	Serious incident frequency (SIF)	0.5	0.7
		Oil spills
261	147	Accidental oil spills (number of)	127	72
104	82	Accidental oil spills (cubic metres)	97	27

			First half	Full year
Climate			2018	2017

Upstream CO2 intensity (kg CO2/boe) 1)			9	9

1)      For Equinor operated assets in E&P Norway and E&P International, the total amount of direct CO2 released to the atmosphere (kg), divided by total hydrocarbon production (boe).

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", “believe”, "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding plans and expectations with respect to Equinor’s returns, balance sheet and long-term underlying earnings growth; the name change to Equinor ASA; market outlook and future economic projections and assumptions; capital expenditure and exploration guidance for 2018 and beyond; production guidance through 2020; CAGR for the period 2017 – 2020; organic capital expenditure for 2018; Equinor’s intention to mature its portfolio; exploration and development activities, including estimates regarding exploration activity levels; ambition to keep unit of production cost in the top quartile of its peer group; equity production and expectations for 2018; planned maintenance activity and the effects thereof for 2018; accounting decisions and policy judgments, ability to put exploration wells into profitable production, and the impact thereof; expected dividend payments and dividend subscription price; changes to Equinor’s corporate and management structure; estimated provisions and liabilities, including the COSL Offshore Management AS litigation; implementation of IFRS 9 and IFRS 15, and the impact thereof; planned and announced acquisitions and divestments, including timing and impact thereof, including the acquisition of interests in the Martin Linge field, Garantiana discovery, Carcara field and other pending acquisitions, such as the acauisition of Danske Commodities, and divestments discussed in this report; and the projected impact or timing of administrative or governmental rules, standards, decisions or laws, including with respect to and future impact of legal proceedings are forward-looking statements.

You should not place undue reliance on these forward- looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU developments; general economic conditions; political and social stability and economic growth in relevant areas of the world; global political events and actions, including war, political hostilities and terrorism; economic sanctions, security breaches; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields or wells on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel;relevant governmental approvals; labor relations and industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Equinor’s business, is contained in Equinor’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission (and section 2.11 Risk review – Risk factors thereof). Equinor’s 2017 Annual Report and Form 20-F is available at Equinor’s website www.equinor.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, whether to make them either conform to actual results or changes in our expectations or otherwise.

END NOTES

1.    The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2.    The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3.    Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.

4.    Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Equinor's ownership share in a field. Entitlement volumes, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5.    Not applicable this quarter.

6.    Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sell the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered priced on an arms-length basis.

7.    The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

8.    The Group's average invoiced gas prices include volumes sold by the MMP segment.

9.    The internal transfer price paid from MMP to E&P Norway.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

EQUINOR ASA

(Registrant)

Dated: 26 July, 2018

By: ___/s/ Hans Jakob Hegge

Name: Hans Jakob Hegge

Title:    Chief Financial Officer

EXHIBITS

The following exhibit is filed as part of this quarterly report:

EXHIBIT 12.1 Calculation of ratio of earnings to fixed charges

EXHIBIT 101 Interactive Data Files (formatted in XBRL (Extensible Business Reporting Language)). Submitted electronically with this report on Form 6-K.